                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                -----------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)

         Information to be Included in Statements Filed Pursuant to Rule
         13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 9)(1)

                              QUALITY DINING, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                   74756P 10 5
                                 (CUSIP Number)

                              DANIEL B. FITZPATRICK
                              QUALITY DINING, INC.
                            4220 EDISON LAKES PARKWAY
                            MISHAWAKA, INDIANA 46545
                            TELEPHONE: (574) 271-4600
                            FACSIMILE: (574) 243-4377
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 15, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),
               13d-1(f) or 13d-1(g), check the following box [ ].
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
(1) This Statement is a joint filing and constitutes Amendment No. 9 to the
Schedule 13D of Daniel B. Fitzpatrick, and the initial filing for Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756P 10 5
--------------------------------------------------------------------------------
(1)               NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Daniel B. Fitzpatrick

--------------------------------------------------------------------------------
(2)               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                               (a)[X]
                               (b)[ ]

--------------------------------------------------------------------------------
(3)               SEC USE ONLY

--------------------------------------------------------------------------------
(4)               SOURCE OF FUNDS
                  BK, PF, OO

--------------------------------------------------------------------------------
(5)               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)               CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)               SOLE VOTING POWER          3,952,273*

(8)               SHARED VOTING POWER        -0-

(9)               SOLE DISPOSITIVE POWER     3,952,273*

(10)              SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  3,952,273*

--------------------------------------------------------------------------------
(12)              CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  33.5%

--------------------------------------------------------------------------------
(14)              TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
   * Includes presently exercisable stock options to purchase 23,200 shares.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756P 10 5
--------------------------------------------------------------------------------
(1)               NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Gerald O. Fitzpatrick

--------------------------------------------------------------------------------
(2)               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a)[X]
                             (b)[ ]

--------------------------------------------------------------------------------
(3)               SEC USE ONLY

--------------------------------------------------------------------------------
(4)               SOURCE OF FUNDS
                  BK, PF, OO

--------------------------------------------------------------------------------
(5)               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)               CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)               SOLE VOTING POWER          281,908*

(8)               SHARED VOTING POWER        -0-

(9)               SOLE DISPOSITIVE POWER     281,908*

(10)              SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  281,908*

--------------------------------------------------------------------------------
(12)              CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.4%

--------------------------------------------------------------------------------
(14)              TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
   * Includes presently exercisable stock options to purchase 48,162 shares.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756P 10 5
--------------------------------------------------------------------------------
(1)               NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  James K. Fitzpatrick

--------------------------------------------------------------------------------
(2)               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a)[X]
                             (b)[ ]

--------------------------------------------------------------------------------
(3)               SEC USE ONLY

--------------------------------------------------------------------------------
(4)               SOURCE OF FUNDS
                  BK, PF, OO

--------------------------------------------------------------------------------
(5)               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)               CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)               SOLE VOTING POWER          396,349*

(8)               SHARED VOTING POWER        -0-

(9)               SOLE DISPOSITIVE POWER     396,349*

(10)              SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  396,349*

--------------------------------------------------------------------------------
(12)              CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.4%

--------------------------------------------------------------------------------
(14)              TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
   * Includes presently exercisable stock options to purchase 48,904 shares.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  74756P 10 5
--------------------------------------------------------------------------------
(1)               NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Ezra H. Friedlander

--------------------------------------------------------------------------------
(2)               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a)[X]
                             (b)[ ]

--------------------------------------------------------------------------------
(3)               SEC USE ONLY

--------------------------------------------------------------------------------
(4)               SOURCE OF FUNDS
                  BK, PF, OO

--------------------------------------------------------------------------------
(5)               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)               CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)               SOLE VOTING POWER          517,131*

(8)               SHARED VOTING POWER        -0-

(9)               SOLE DISPOSITIVE POWER     517,131*

(10)              SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  517,131*

--------------------------------------------------------------------------------
(12)              CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  4.4%

--------------------------------------------------------------------------------
(14)              TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
   * Includes presently exercisable stock options to purchase 20,000 shares.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74756P 10 5
--------------------------------------------------------------------------------
(1)               NAME OF REPORTING PERSON
                  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  John C. Firth

--------------------------------------------------------------------------------
(2)               CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (a)[X]
                             (b)[ ]

--------------------------------------------------------------------------------
(3)               SEC USE ONLY

--------------------------------------------------------------------------------
(4)               SOURCE OF FUNDS
                  BK, PF, OO

--------------------------------------------------------------------------------
(5)               CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
                  REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]

--------------------------------------------------------------------------------
(6)               CITIZENSHIP OR PLACE OF ORGANIZATION
                  United States

--------------------------------------------------------------------------------
NUMBER OF SHARES BENEFICIALLY OWNED BY PERSON WITH

(7)               SOLE VOTING POWER          250,092*

(8)               SHARED VOTING POWER        -0-

(9)               SOLE DISPOSITIVE POWER     250,092*

(10)              SHARED DISPOSITIVE POWER   -0-

--------------------------------------------------------------------------------
(11)              AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  250,092*

--------------------------------------------------------------------------------
(12)              CHECK BOX IF THE AGGREGATE AMOUNT
                  IN ROW (11) EXCLUDES CERTAIN SHARES [X]

--------------------------------------------------------------------------------
(13)              PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.1%

--------------------------------------------------------------------------------
(14)              TYPE OF REPORTING PERSON
                  IN

--------------------------------------------------------------------------------
   * Includes presently exercisable stock options to purchase 75,736 shares.

                             INTRODUCTORY STATEMENT

      This Statement is a joint filing which (i) amends and restates, and constitutes Amendment No. 9 to, the Schedule 13D of Daniel B. Fitzpatrick, Chairman, President and Chief Executive Officer of Quality Dining, Inc., an Indiana corporation (the "Company"), filed on June 6, 2000, as previously amended by Amendment No. 1 to Schedule 13D, filed on August 10, 2000, Amendment No. 2 to Schedule 13D, filed on November 7, 2000, Amendment No. 3 to Schedule 13D, filed on March 1, 2001, Amendment No. 4 to Schedule 13D, filed on May 16, 2001, Amendment No. 5 to Schedule 13D, filed on June 28, 2001, Amendment No. 6 to Schedule 13D, filed on October 1, 2002, Amendment No. 7 to Schedule 13D, filed on June 25, 2003 and Amendment No. 8 to Schedule 13D, filed on June 27, 2003 (collectively, the "Schedule 13D"), and (ii) constitutes the initial
Schedule 13D filing of Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth, in each case with respect to the Common Stock (as defined below) of the Company.

ITEM 1. SECURITY AND ISSUER

      The title of the class of equity securities to which this Statement relates is the common stock, no par value, of the Company (the "Common Stock"). The principal executive officers of the Company are located at 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

ITEM 2. IDENTITY AND BACKGROUND

      This Statement is being filed by the following persons:

      (i) Daniel B. Fitzpatrick ("Fitzpatrick"), who is Chairman, President and Chief Executive Officer of the Company and a member of the Board of Directors of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

      (ii) Gerald O. Fitzpatrick ("G. Fitzpatrick"), who is Senior Vice President, Burger King Division, of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

      (iii) James K. Fitzpatrick ("J. Fitzpatrick"), who is Senior Vice President and Chief Development Officer of the Company and a member of the Board of Directors of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

      (iv) Ezra H. Friedlander ("Friedlander"), who is a judge on the Indiana Court of Appeals and a member of the Board of Directors of the Company. His address is State House of Indiana, 200 W. Washington, Room 416, Indianapolis, Indiana 47204.

      (v) John C. Firth ("Firth"), who is Executive Vice President, General Counsel and Secretary of the Company. His address is 4220 Edison Lakes Parkway, Mishawaka, Indiana 46545.

      Each of the persons listed in (i) to (v) above is hereinafter referred to individually as a "Reporting Person" and collectively as the "Shareholder Group".

      During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Each Reporting Person is a citizen of the United States of America.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The Shareholder Group intends to finance the purchase of the shares of Common Stock held by the public shareholders (other than the Shareholder Group) in the Merger (as defined below), and to pay the other expenses of the Merger, through a combination of bank debt and subordinated debt and/or equity. Attached to the copy of the Proposal (as defined below) which is attached as Exhibit 1 to this Statement, are copies of commitment letters issued to the Shareholder Group by members of the Company's current bank group. This bank financing would provide $50 million of the cash amount needed to purchase shares of Common Stock in the Merger and would refinance the Company's existing bank debt. The Shareholder Group has agreed with the bank group to provide $5 million in financing for the Merger in the form of subordinated debt and/or equity, as more fully described in the Proposal.

ITEM 4. PURPOSE OF TRANSACTION.

      On June 15, 2004, Fitzpatrick, on behalf of the Shareholder Group, presented a proposal to the Board of Directors of the Company for a transaction in which the public shareholders of the Company would have the opportunity to receive a cash payment representing a premium to current market value in exchange for their shares of Common Stock (the "Proposal") . The proposed transaction would be effected by means of a merger of an entity newly-formed by the Shareholder Group into the Company with the Company surviving as a privately-held corporation (the "Merger"). In the Merger, the Company's public shareholders would receive cash in exchange for each of their shares while the members of the Shareholder Group would retain their equity interests in the Company. Following the Merger, the Company would be a private company owned by the Shareholder Group and would be delisted from Nasdaq. The Proposal is attached as Exhibit 1 to this Statement and is incorporated herein by reference.

      On June 15, 2004, the members of the Shareholder Group entered into a Shareholders Agreement pursuant to which each member of the Shareholder Group agreed to (i) cooperate in the filing of a joint Schedule 13D and enter into a joint filing agreement with respect thereto, (ii) use his or her respective reasonable best efforts and cooperate with each other with respect to the effectuation of the Proposal, (iii) form a new entity ("Merger Corp.") as a vehicle for carrying out the Proposal and contribute all of his or her shares of Common Stock to Merger Corp., and (iv) cause his or her shares of Common Stock to be voted in favor of the Merger and against any other proposal submitted to the shareholders of the Company which would be inconsistent with the Shareholders Agreement or the effectuation of the Proposal (the "Shareholders Agreement"). The Shareholders Agreement is attached as Exhibit 2 to this Statement and is incorporated herein by reference.

      Except as is described on this Statement, none of the Reporting Persons has any plans or proposals which relate to or would result in:

      (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

      (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

      (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

      (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      (e) Any material change in the present capitalization or dividend policy of the issuer;

      (f) Any other material change in the issuer's business or corporate structure; including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

      (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

      (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      (j) Any action similar to any of those enumerated above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

      (a)   Aggregate number and percentage of shares of Common Stock:

            (i) Fitzpatrick beneficially owns 3,952,273 shares of Common Stock, or 33.5% of the outstanding shares of Common Stock. The total number of shares includes 23,200 shares of Common Stock that Fitzpatrick has the right to acquire upon exercise of options.

            (ii) G. Fitzpatrick beneficially owns 281,908 shares of Common Stock, or 2.4% of the outstanding shares of Common Stock. The total number of shares includes 48,162 shares of Common Stock that G. Fitzpatrick has the right to acquire upon exercise of options.

            (iii) J. Fitzpatrick beneficially owns 396,349 shares of Common
                  Stock, or 3.4% of the outstanding shares of Common Stock. The total number of shares includes 48,904 shares of Common Stock that J. Fitzpatrick has the right to acquire upon exercise of options.

            (iv) Friedlander beneficially owns 517,131 shares of Common Stock, or 4.4% of the outstanding shares of Common Stock. The total number of shares includes 20,000 shares of Common Stock that Friedlander has the right to acquire upon exercise of options.

            (v) Firth beneficially owns 250,092 shares of Common Stock, or 2.1% of the outstanding shares of Common Stock. The total number of shares includes 75,736 shares of Common Stock that Firth has the right to acquire upon exercise of options.

      By virtue of their having formed the Shareholder Group, the Reporting Persons may, as a group, be deemed to beneficially own 5,397,753 million shares of Common Stock, or 45.7% of the outstanding shares of Common Stock. However, each Reporting Person disclaims beneficial ownership of any shares of Common Stock held by any other Reporting Person (including shares underlying exercisable stock options).

      (b)   Voting and Disposition:

            (i) Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 3,952,273 shares of Common Stock.

            (ii) G. Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 281,908 shares of Common Stock.

            (iii) J. Fitzpatrick has the sole power to vote, direct the voting of, dispose of and direct the disposition of 396,349 shares of Common Stock.

            (iv) Friedlander has the sole power to vote, direct the voting of, dispose of and direct the disposition of 517,131 shares of Common Stock.

            (v) Firth has the sole power to vote, direct the voting of, dispose of and direct the disposition of 250,092 shares of Common Stock.

      (c) During the last 60 days, none of the Reporting Persons has engaged in any transactions in shares of Common Stock.

      (d)   Not applicable.

      (e)   Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

      On June 27, 2003, Fitzpatrick purchased 1,148,014 shares of Common Stock from NBO, LLC for $3,672,610 pursuant to a Stock Sale Agreement dated as of June 27, 2003 (filed as Exhibit 2 to Amendment No. 8 of Fitzpatrick's Schedule 13D). Pursuant to such Stock Sale Agreement, within 18 months following June 27, 2003, if either (i) the management of the Company acquires all or substantially all of the outstanding Common Stock; or (ii) a third party acquires a majority interest in the Company, then Fitzpatrick must pay to NBO, LLC a topping fee equal to the product of 1,148,014 multiplied by the amount, if any, by which (x) the amount paid per share for the Common Stock in such acquisition or the value ascribed per share of the Common Stock in such merger or other business combination exceeds (y) $3.55.

      On June 15, 2004, the Proposal described in Item 4 of this Statement and attached as Exhibit 1 was delivered to the Board of Directors of the Company. On June 15, 2004, each member of the Shareholder Group entered into the Shareholders Agreement described in Item 4 of this Statement and attached as
Exhibit 2.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.                                Title
-----------                                -----
    1.        Proposal to the Board of Directors of Quality Dining, Inc. dated
              June 15, 2004.

    2.        Shareholders Agreement by and among Daniel B. Fitzpatrick,
              Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth dated June 15, 2004.

    3.        Joint Filing Agreement by and among Daniel B. Fitzpatrick,
              Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth dated June 15, 2004.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: June 15, 2004

                                           /s/ Daniel B. Fitzpatrick
                                           -------------------------
                                           Daniel B. Fitzpatrick

                                           /s/ Gerald O. Fitzpatrick
                                           -------------------------
                                           Gerald O. Fitzpatrick

                                           /s/ James K. Fitzpatrick
                                           ------------------------
                                           James K. Fitzpatrick

                                           /s/ Ezra H. Friedlander
                                           -----------------------
                                           Ezra H. Friedlander

                                           /s/ John C. Firth
                                           -----------------
                                           John C. Firth

                                  EXHIBIT INDEX

Exhibit No.                                Title
-----------                                -----
    1.        Proposal to the Board of Directors of Quality Dining, Inc. dated
              June 15, 2004.

    2.        Shareholders Agreement by and among Daniel B. Fitzpatrick,
              Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth dated June 15, 2004.

    3.        Joint Filing Agreement by and among Daniel B. Fitzpatrick,
              Gerald O. Fitzpatrick, James K. Fitzpatrick, Ezra H. Friedlander and John C. Firth dated June 15, 2004.